[Graphic omitted] COMPANHIA FORCA E LUZ
                             CATAGUAZES-LEOPOLDINA

                          Publicity Traded Corporation
          Corporate Taxpayer Registration No. (CNPJ) 19.527.639/0001-58

                                  Material Fact

In accordance with CVM Directive 358/2002 and further to the Material Fact published January 05, 2005, which addressed the arbitration ruling against the subsidiary Cat-Leo Energia S.A. ("Cat-Leo"), the administration of Companhia Forca e Luz Cataguazes-Leopoldina ("CFLCL") hereby serves notice, as instructed by Official Letter OFICIO/CVM/SEP/GEA-1/no. 008/2005, that:

     1) The Court of Arbitration of the International Chamber of Commerce ("ICC") has pronounced an award ("Award") under the arbitration proceedings brought by Alliant Energy Holdings do Brasil Ltda. ("Alliant") against Cat-Leo.
     2) The Award instructs Cat-Leo to acquire the 50% stake in the share capital of Usina Termeletrica de Juiz de Fora S/A (Juiz de Fora Thermoelectric Power Plant) held by Alliant for the recorded amount of nearly R$ 18.3 million in subscribed and paid-in capital between December 2000 and October 2002.
     3) The Award determined this record amount undergo monetary correction based on the IGP-M price index and that interest equal to the Selic base rate be charged until the sum has been effectively paid. The monetary correction determined by the Award resulted in an overall price of R$ 60,355,519.00, as of November 30, 2004 specified in the Award in question.
     4) The Award also instructed Cat-Leo to reimburse the arbitration costs of R$ 1,721,992.00, a sum which will also undergo monetary correction, according to the same criteria established in item 3, from January 03, 2005, when the aforementioned Award was issued.
     5) On January 10, 2005, Cat-Leo has filed an arbitration appeal as it contests the terms and calculations set out in the Award. It has also requested the award be revised by the ICC. The ICC has yet to issue a statement in respect of this.

The administration of CFLCL will keep the market posted on this matter.

                           Cataguases, April 05, 2005

                             Mauricio Perez Botelho
                           Investor Relations Director